FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/5/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 5, 2008

TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008
AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2008 AND 2007

46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:

We have reviewed the accompanying consolidated condensed balance sheet of Ternium S.A. and its subsidiaries (“Ternium”) as of September 30, 2008, and the related consolidated condensed statements of income and of changes in shareholders’ equity for the nine-month periods ended September 30, 2008 and 2007 and the consolidated condensed statements of cash flows for the nine-month periods ended September 30, 2008 and 2007. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

As further explained in Note 12, in May 2008 the Government of Venezuela passed a decree providing for the transformation of Sidor C.A. and its subsidiaries into state-owned enterprises ("empresas del Estado").  At the date of issue of these financial statements the Government of Venezuela and the Company's management have not come to an agreement regarding the conditions under which all or a significant part of Ternium's interest in Sidor will be transferred to Venezuela. Accordingly, it is not possible to foresee the outcome of the nationalization process and its impact on the financial statements of Ternium, including the valuation of Ternium's investment in Sidor.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended (not presented herein), and in our report dated February 26, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Buenos Aires, Argentina

November 5, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended September 30		Nine-month period ended September 30
	Notes	2008	2007	2008	2007
		(Unaudited)		(Unaudited)
Continuing operations
Net sales	3	2,447,675	1,506,073	6,775,149	3,936,741
Cost of sales	3 & 4	(1,732,798)	(1,141,354)	(4,769,687)	(2,951,035)

Gross profit	3	714,877	364,719	2,005,462	985,706

Selling, general and administrative expenses	3 & 5	(186,222)	(143,787)	(514,599)	(354,829)
Other operating (expenses) income, net	3	(3,773)	1,544	7,639	4,681

Operating income	3	524,882	222,476	1,498,502	635,558

Interest expense		(29,058)	(47,146)	(103,448)	(71,664)
Interest income		2,182	12,944	26,325	27,892
Other financial expenses, net	6	(156,789)	(53,745)	(38,393)	(47,588)

Equity in (losses) earnings of associated companies		(120)	(331)	770	(1,154)

Income before income tax expense		341,097	134,198	1,383,756	543,044

Income tax (expense) benefit
Current and deferred income tax expense		(91,105)	(63,720)	(407,519)	(224,729)
Reversal of deferred statutory profit sharing	9	-	-	96,265	-

Income from continuing operations		249,992	70,478	1,072,502	318,315

Discontinued operations
(Loss) Income from discontinued operations	12	(2,842)	143,521	157,095	462,264

Net income for the period		247,150	213,999	1,229,597	780,579

Attributable to:
Equity holders of the Company		211,653	159,819	1,049,411	618,878
Minority interest		35,497	54,180	180,186	161,701
		247,150	213,999	1,229,597	780,579

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.11	0.08	0.52	0.31

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

	Notes	September 30, 2008		December 31, 2007 (1)
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	5,029,455		6,858,779
Intangible assets, net	8	1,421,966		1,452,230
Investments in associated companies		4,595		44,042
Other investments, net		17,018		14,815
Deferred tax assets		5,358		31,793
Receivables, net		57,256	6,535,648	217,638	8,619,297

Current assets
Receivables		152,425		426,038
Derivative financial instruments		139		577
Inventories, net		2,761,104		1,913,051
Trade receivables, net		952,348		847,827
Available for sale assets – discontinued operations	12 (ii)	1,318,900
Other investments		89,094		65,337
Cash and cash equivalents		612,472	5,886,482	1,126,041	4,378,871

Non-current assets classified as held for sale			6,273		769,142
			5,892,755		5,148,013

Total assets			12,428,403		13,767,310

EQUITY
Capital and reserves attributable to the company’s equity holders			5,516,893		4,452,680

Minority interest			1,215,126		1,914,210

Total equity			6,732,019		6,366,890

LIABILITIES
Non-current liabilities
Provisions		30,684		57,345
Deferred income tax		1,059,187		1,337,039
Other liabilities		174,848		336,500
Trade payables		-		6,690
Borrowings		2,322,814	3,587,533	3,677,497	5,415,071

Current liabilities
Current tax liabilities		250,359		184,766
Other liabilities		134,295		182,239
Trade payables		809,983		983,884
Derivative financial instruments		29,865		13,293
Borrowings		884,349	2,108,851	407,404	1,771,586

Liabilities directly associated with non-current assets classified as held for sale			-		213,763

			2,108,851		1,985,349

Total liabilities			5,696,384		7,400,420

Total equity and liabilities			12,428,403		13,767,310

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 11.

(1) According to IFRS 5, balances related to Sidor have been consolidated on a line-by-line basis as of December 31, 2007.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)

	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves (3)	Capital stock issue discount (4)	Currency translation adjustment		Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2008	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)		2,959,874	4,452,680	1,914,210	6,366,890

Currency translation adjustment					126,977	(5)		126,977	31,191	158,168

Net income for the period							1,049,411	1,049,411	180,186	1,229,597

Change in fair value of cash flow hedge net of taxes)			(11,938)					(11,938)	(1,524)	(13,462)

Total recognized income for the period			(11,938)		126,977		1,049,411	1,164,450	209,853	1,374,303

Reversal of revaluation reserves related to discontinued operations (6)			(91,696)				91,696	-	-	-

Dividends paid in cash and other distributions			(100,237)					(100,237)	-	(100,237)

Dividends paid in cash and other distributions by subsidiary companies									(19,595)	(19,595)

Minority interest in discontinued operations									(889,342)	(889,342)

Balance at September 30, 2008 (unaudited)	2,004,744	(23,295)	1,743,091	(2,324,866)	16,238		4,100,981	5,516,893	1,215,126	6,732,019

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (ii).
(2)	At September 30, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.
(3)	See Note 2.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations.
(6)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)

	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2007	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141

Currency translation adjustment					5,663		5,663	(14,927)	(9,264)

Net income for the period						618,878	618,878	161,701	780,579

Total recognized income for the period					5,663	618,878	624,541	146,774	771,315

Dividends paid in cash and other distributions			(100,237)				(100,237)	-	(100,237)

Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)

Contributions from shareholders in consolidated subsidiaries								1,119	1,119

Acquisition of business								(130)	(130)

Balance at September 30, 2007 (unaudited)	2,004,744	(23,295)	1,946,962	(2,324,866)	(115,945)	2,794,262	4,281,862	1,857,346	6,139,208

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (ii).
(2)	At September 30, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.
(3)	See Note 2.
(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS

	Notes	Nine-month period ended September, 30
		2008	2007
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		1,072,502	318,315
Adjustments for:
Depreciation and amortization	7 & 8	324,379	240,761
Income tax accruals less payments		112,709	(16,936)
Equity in (earnings) losses of associated companies		(770)	1,155
Interest accruals less payments		(85,707)	32,654
Changes in provisions and allowances		161,993	(6,635)
Changes in working capital		(1,674,266)	145,104
Others		35,839	41,934
Net cash (used in) provided by operating activities		(53,321)	756,352

Cash flows from investing activities
Capital expenditures	7 & 8	(420,230)	(247,070)
Proceeds from the sale of property, plant and equipment		1,441	6,708
Acquisition of business
Purchase consideration		-	(1,728,804)
Cash acquired		-	190,087
Income tax credit paid on business acquisition		-	(297,700)
Increase in other investments		(23,757)	(64,527)
Proceeds from the sale of discontinued operations	12(i)	718,635	-
Discontinued operations	12 (iv)	242,370	385,176
Net cash provided by (used in) investing activities		518,459	(1,756,130)

Cash flows from financing activities
Dividends paid in cash and other distributions		(100,237)	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		(19,595)	(20,000)
Contributions from minority shareholders in consolidated subsidiaries		-	1,119
Proceeds from borrowings		371,973	3,981,966
Repayments of borrowings		(1,073,976)	(2,417,147)
Net cash (used in) provided by financing activities		(821,835)	1,445,701

(Decrease)/Increase in cash and cash equivalents		(356,697)	445,923

Movement in cash and cash equivalents
At January 1,		1,126,041	633,002
Effect of exchange rate changes		1,022	(175)
(Decrease)/Increase in cash and cash equivalents		(356,697)	445,923
Cash & cash equivalents of discontinued operations at March 31, 2008		(157,894)	-
Cash and cash equivalents at September 30,		612,472	1,078,750

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial expenses, net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Deferred statutory profit sharing
10	Distribution of dividends
11	Contingencies, commitments and restrictions on the distribution of profits
12	Discontinued operations
13	Related party transactions
14	Recently issued accounting pronouncements

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

1	General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2007, except as explained in Note 12.

As Ternium no longer has operating control of Sidor, the results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.

In addition, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial expenses, net”.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on November 5, 2008.

2	Accounting policies

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

As mentioned in Note 4 (g) to the audited Consolidated Financial Statements at December 31, 2007, inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at period end are valued at supplier’s invoice cost. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. During the nine-month period ended September 30, 2008, the Company included an adjustment for net realizable value of USD 131.7 million.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

2	Accounting policies (continued)

A detail of the accounting policies followed by the Company in the preparation of these financial statements, other than those followed in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2007 follows:

-	Accounting for Derivative Financial Instruments and Hedging Activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At September 30, 2008, the effective portion of designated cash flow hedges amounts to USD 11.9 million (net of taxes for USD 4.6 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under  “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.

3	Segment information

Primary reporting format – business segments

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron and pellets.

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Nine-month period ended September 30, 2008

Net sales	5,716,564	840,583	218,002	6,775,149
Cost of sales	(4,104,752)	(530,657)	(134,278)	(4,769,687)

Gross profit	1,611,812	309,926	83,724	2,005,462

Selling, general and administrative expenses	(430,767)	(59,762)	(24,070)	(514,599)
Other operating income, net	1,168	2,304	4,167	7,639

Operating income	1,182,213	252,468	63,821	1,498,502

Depreciation - PP&E	236,135	21,569	5,172	262,876

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3	Segment information (continued)

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Nine-month period ended September 30, 2007

Net sales	3,239,666	574,614	122,461	3,936,741
Cost of sales	(2,459,964)	(419,960)	(71,111)	(2,951,035)

Gross profit	779,702	154,654	51,350	985,706

Selling, general and administrative expenses	(296,549)	(48,013)	(10,267)	(354,829)
Other operating income, net	1,937	1,734	1,010	4,681

Operating income	485,090	108,375	42,093	635,558

Depreciation - PP&E	181,477	26,420	7,998	215,895

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Chile, Paraguay and Ecuador.

	South and Central America	North America	Europe and others	Total
	(Unaudited)
Nine-month period ended September 30, 2008
Net sales	2,388,553	4,331,324	55,272	6,775,149

Depreciation – PP&E	102,142	160,711	23	262,876

Nine-month period ended September 30, 2007
Net sales	1,507,595	2,302,351	126,795	3,936,741

Depreciation – PP&E	93,995	121,871	29	215,895

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

4	Cost of sales

	Nine-month period ended September 30,
	2008		2007
	(Unaudited)
Inventories at the beginning of the year	1,913,051		1,241,325
Acquisition of business			501,304
Adjustment corresponding to inventories from discontinued operations	(455,013)	1,458,038	(337,041)	1,405,588

Plus: Charges for the period
Raw materials and consumables used and other movements		4,896,132		2,202,482
Services and fees		119,208		81,522
Labor cost		377,145		246,247
Depreciation of property, plant and equipment		258,333		209,230
Amortization of intangible assets		14,744		11,900
Maintenance expenses		227,452		163,729
Office expenses		6,951		4,795
Freight and transportation		30,617		22,344
Insurance		6,231		4,113
Obsolescence and valuation allowance		158,968		(3,933)
Recovery from sales of scrap and by-products		(56,921)		(51,705)
Others		33,893		49,038

Less: Inventories at the end of the period	(2,761,104)		(1,982,507)
Adjustment corresponding to inventories from discontinued operations	-	(2,761,104)	588,192	(1,394,315)
Cost of sales		4,769,687		2,951,035

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
	2008	2007
	(Unaudited)
Services and fees	48,833	33,201
Labor cost	154,247	111,008
Depreciation of property plant and equipment	4,543	6,665
Amortization of intangible assets	46,759	12,966
Maintenance expenses	6,120	7,605
Taxes	64,410	45,421
Office expenses	24,455	15,157
Freight and transportation	144,400	111,098
Insurance	992	1,075
Recovery for doubtful accounts	(953)	(3,555)
Others	20,793	14,188
Selling, general and administrative expenses	514,599	354,829

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

6	Other financial expenses, net

	Nine-month period ended September 30,
	2008	2007
	(Unaudited)

Net foreign exchange transaction gains and change in fair value of derivative instruments	(13,688)	(33,239)
Debt issue costs	(10,102)	(6,834)
Others	(14,603)	(7,515)
Other financial expenses, net	(38,393)	(47,588)

7	Property, plant and equipment, net

	Nine-month period ended September 30,
	2008		2007
	(Unaudited)
At the beginning of the year	6,858,779		5,420,683
Adjustments corresponding to PP&E From discontinued operations	(1,975,266)	4,883,513	(2,088,574)	3,332,109

Currency translation differences		27,070		(38,786)
Acquisition of business		-		1,602,398
Transfers		-		(11,444)
Additions		386,101		219,591
Disposals		(4,353)		(5,241)
Depreciation charge		(262,876)		(215,895)
At the end of the period		5,029,455		4,882,732

8	Intangible assets, net

	Nine-month period ended September 30,
	2008		2007
	(Unaudited)
At the beginning of the year	1,452,230		551,587
Adjustments corresponding to intangible assets From discontinued operations	(12,731)	1,439,499	(15,461)	536,126

Currency translation differences		9,841		(8,283)
Acquisition of business		-		912,180
Additions		34,129		27,479
Amortization charge		(61,503)		(24,866)
At the end of the period		1,421,966		1,442,636

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

9	Deferred statutory profit sharing

As mentioned in Note 4 (m) to the audited Consolidated Financial Statements at December 31, 2007, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the nine-month period ended September 30, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax (expense) benefit line item in the Consolidated Condensed Interim Income Statement.

10	Distribution of dividends

During the annual general shareholders meeting held on June 4, 2008, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.

11	Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007. Significant changes or events since the date of the annual report include the effects of classifying Sidor as a discontinued operation, as well as the following:

(i) Siderar investment plan

Within the investment plan to increase its production capacity, Siderar has entered into several commitments to acquire new production equipment for a total consideration of USD 291.4 million.

(ii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At September 30, 2008, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

11	Contingencies, commitments and restrictions on the distribution of profits (continued)

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At September 30, 2008
(Unaudited)

Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	201,675
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2008	1,231,825
Profit for the period	228,347
Total shareholders’ equity under Luxembourg GAAP	5,281,187

12	Discontinued operations

(i) Sale of non strategic U.S. assets

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

(ii) Assets held for sale - Sidor

On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed.  In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.

On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12	Discontinued operations (continued)

(ii) Assets held for sale - Sidor (continued)

On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published.  The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies.  Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.

On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (ICSID). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.

Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsability for Sidor's operations and Sidor's board of directors ceased to function. Thereafter, Sidor's operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG's appointees to become the committee's president and Sidor's general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor's operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed without result.

On August 29, 2008, , Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12	Discontinued operations (continued)

(ii) Assets held for sale - Sidor (continued)

The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as an available-for-sale asset – discontinued operations, which management believes is the most appropriate accounting treatment applicable under the circumstances to non-voluntary dispositions of assets.

The initial measurement of the available-for-sale asset – discontinued operations is the carrying amount of the company’s investment in Sidor at March 31, 2008 (IAS 27). A subsequent remeasurement was not performed. Thus, the carrying amount of this available-for-sale asset at September 30, 2008, does not represent its fair value at that date.

The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.

 (iii) Analysis of the result of discontinued operations:

	Nine-month period ended September 30,
	2008 (1)	2007 (2)
	(Unaudited)
Net sales	467,618	2,170,459
Cost of sales	(306,744)	(1,287,042)
Gross profit	160,874	883,417

Selling, general and administrative expenses	(90,362)	(233,347)
Other operating income, net	1,080	12,973
Operating income	71,592	663,043

Financial expenses, net	(15,330)	(9,520)
Loss from Participation Account – Sidor	(96,525)	(574,411)
Income from Participation Account	210,205	343,096
Equity in losses of associated companies	(150)	(2,257)
Income before income tax	169,792	419,951

Income tax benefit	41,326	42,313
Discontinued operations	211,118	462,264

Reversal of currency translation adjustment - Sidor	(151,504)	-
Results from the sale of non strategic U.S. assets - see Note 12 (i)	97,481	-
Income from discontinued operations	157,095	462,264

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.
(2)	Includes the results of Sidor for the period January 1, 2007 up to September 30, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to September 30, 2007.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12	Discontinued operations (continued)

(iv) Analysis of cash flows from discontinued operations:

	Nine-month period ended September 30,
	2008 (1)	2007 (2)
	(Unaudited)
Cash flows from discontinued operating activities
Net income of from discontinued operations	157,095	462,264
Adjustments for:
Depreciation and amortization	50,820	159,544
Income tax accruals less payments	(41,613)	(44,706)
Results form the sale of non strategic U.S. assets	(97,481)	-
Reversal of currency translation adjustment - Sidor	151,504	-
Changes in working capital and others	107,184	6,770
Cash flows from discontinued operating activities	327,509	583,872
Net cash used by discontinued investing activities	(54,923)	(108,963)
Net cash used in discontinued financing activities	(30,216)	(89,733)
Net cash from discontinued activities	242,370	385,176

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.
(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to September 30, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to September 30, 2007.

13	Related party transactions

The Company is controlled by San Faustín, which at September 30, 2008 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.

The following transactions were carried out with related parties:

	Nine-month period ended September, 30
	2008	2007
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	-	7
Sales of goods to other related parties	76,749	41,402
Sales of services and others to associated parties	-	575
Sales of services and others to other related parties	1,015	3,055
	77,764	45,039
(b) Purchases of goods and services
Purchases of goods from other related parties	36,999	28,950
Purchases of services and others from associated parties	22,888	15,008
Purchases of services and others from other related parties	117,574	106,445
	177,461	150,403
(c) Financial results
Income with associated parties	531	407

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13	Related party transactions (continued)

(ii) Period-end balances	September 30, 2008	December 31, 2007
	(Unaudited)
(a) Arising from sales/purchases of goods/services
Receivables from associated parties	1,379	937
Receivables from other related parties	59,211	93,047
Payables to associated parties	(7,412)	(5,084)
Payables to other related parties	(48,846)	(32,346)
	4,332	56,554
(b) Other investments
Time deposits	14,925	12,673

14	Recently issued accounting pronouncements

(i) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

(ii) International Financial Reporting Standard 3 (revised January 2008), “Business combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

The Company's management estimates that the application of IFRS 3 revised will not have a material effect on the Company's financial condition or results of operations.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

14	Recently issued accounting pronouncements (continued)

(iii) International  Financial Reporting Standard 2 (amended January 2008), “Share-based payment”

In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payment” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.

Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.

The Company's management estimates that the application of IFRS 2 revised will not have a material effect on the Company's financial condition or results of operations.

(iv) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) - Puttable financial instruments and obligations

In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company's management estimates that the application of IAS 32 – amended and IAS 1 – amended  will not have a material effect on the Company’s financial condition or results of operations.

(v) Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management has not assessed the potential impact that the application of this paper may have on the Company’s financial condition or results of operations.

Index

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

14	Recently issued accounting pronouncements (continued)

(vi) IFRIC Interpretation 16 –Hedges of net investment in a foreign operation

In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.

An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 October 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 16 will not have a material effect on the Company's financial condition or results of operations.

(vii) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”

In July 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 - amended”). IAS 39 - amended includes modifications to International Accounting Standard 39 that are related, primarily, to clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of IAS 39 – amended will not have a material effect on the Company’s financial condition or results of operations.

Roberto Philipps
Chief Financial Officer